

March 15, 2012

By U.S. Mail and facsimile 816-983-8080

Steven F. Carman
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re: Tortoise Capital Resources Corporation ("the company")
        File No.: 001-33292

Dear Mr. Carman:

    In your letters dated February 16, March 1, and March 8, 2012 on behalf of the company, you requested that the staff waive the requirement to provide the S-X 3-09 financial statements of an investee High Sierra Energy, LP ("High Sierra") that is significant for the fiscal year ended November 30, 2011 based on the investment and income tests. Prior to September 21, 2011, the company reported under the Investment Company Act of 1940 ("the 1940 Act") as a business development company ("BDC").   The company elected to account for its investments in limited partnerships under the fair value option of ASC 825-10-25-4 after it ceased reporting as a BDC. The company now seeks to acquire real estate and qualify as a real estate investment trust. Accordingly, it plans to dispose of its portfolio of investments in an orderly manner.

    You advised the staff that the change in fair value of High Sierra for the year ended November 30, 2011 was $4.7 million, which exceeded 120% of the company's pre-tax income of $3.8 million. Also, if High Sierra were accounted for under the equity method of accounting, the company's equity in income of High Sierra for the nine months ended September 30, 2011 (the most current data available) would be 58% significant to the company for the year ended November 30, 2011. The change in fair value of High Sierra also was significant to the company for the years ended November 30, 2010 and 2009, although financial statements of High Sierra were not required under the 1940 Act.

    The staff is unable to concur with the company's request. Please note the following regarding the company's inability to provide the S-X 3-09 financial statements of High Sierra in its November 30, 2011 10-K. A number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time (this requirement is referred to commonly as the requirement that the issuer be "current" in its Exchange Act reports). For specific consideration of the company's eligibility to rely on specific rules or forms going forward, please contact the Division's Office of Chief Counsel.

Our conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant